

April 10, 2024

Robert Connelly
President & Chief Executive Officer
Elicio Therapeutics, Inc.
451 D Street
5th Floor
Boston, MA 02210

>   **Re: Elicio Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 29, 2024**
>   **File No. 333-278373**

Dear Robert Connelly:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed March 29, 2024

General

1.   We note that on June 1, 2023, Angion Biomedica Corp. completed its merger with Elicio Therapeutics, Inc. Based on your public filings, we also note that the business of the combined company is the business of Elicio. We further note that Angion suspended its clinical development activities in July 2022 (prior to the merger), Angion was entitled to dispose of all of its assets in existence on the date of the merger agreement to one or more third parties prior to or substantially concurrently with the closing of the merger, and the assets Elicio acquired from Angion consisted largely of cash and cash equivalents, with any remaining in-process research and development assets being "de minimis." Given these circumstances, please tell us your basis for registering this transaction on Form S-3. Refer to the definition of shell company in Securities Act Rule 405. Refer also to footnote 943 in the "Shell Company Business Combinations and the Securities Act of 1933"

section of Securities Act Release No. 33-11265 (Jan. 24, 2024), as well as Question 115.18 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website. Alternatively, please amend your registration statement to register the proposed transaction on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter, Esq.